Exhibit 99.1

CoinShares Announces First Half 2026 Results

Positive net flows despite a sharp digital asset market decline; strong balance sheet with $453 million of net assets and no long-term debt

JERSEY, Channel Islands — September 14, 2026 — CoinShares PLC (Nasdaq: CSHR) (“CoinShares” or the “Company”, together with its subsidiaries, the “Group”), a leading global asset manager specialising in digital assets, today announced its financial results for the six months ended June 30, 2026.

First Half 2026 Highlights

●	Total revenue of $51.4 million, compared with $80.0 million in H1 2025. Asset Management revenue was $40.0 million (H1 2025: $59.6 million), principally reflecting lower average Assets Under Management (“AUM”) following the decline in digital asset prices. Capital Markets revenue was $11.4 million (H1 2025: $22.1 million), with a further $3.4 million of gains from operations, resulting in Capital Markets Segment revenue and gains of $14.9 million (H1 2025: $26.5 million).

●	Total AUM of $5.5 billion as of June 30, 2026, compared with $7.4 billion as of December 31, 2025. The decline in AUM was driven by market performance rather than net redemptions, with the Group generating $27.6 million of net inflows during the period.

●	CoinShares Physical attracted $155.9 million of net inflows, partially offset at Group level by $104.6 million of net outflows from the legacy CoinShares XBT Provider platform.

●	Operating loss was $5.1 million, compared with operating income of $75.9 million in H1 2025, while Segment EBITDA was $21.6 million, demonstrating continued underlying profitability despite the challenging market environment. Net loss was $23.9 million, including a $16.6 million unrealized loss arising from the XBT Pricing Differential and a $15.4 million unrealized loss on treasury digital asset holdings, together with one-time costs associated with the Nasdaq listing and settlement of a historic option plan.

●	Strong balance sheet, with approximately $453 million of net assets, no long-term debt and an Available Capital Position of approximately $413.9 million, including approximately $284.6 million of earned and accrued CoinShares XBT management fees.

●	The Board is seeking shareholder authority to establish a share repurchase program at the EGM scheduled for September 15, 2026, providing the Company with an additional capital allocation tool alongside continued investment in organic growth and selective acquisitions.

●	Continued strategic progress across active alternative strategies, on-chain investment capabilities and the Group's regulated product range, including the expansion of staking products, progress following the acquisition of Bastion (completed in early September), development of initiatives with Kiln and Railnet, and the launch in July of the Company's first Bitcoin Mining UCITS ETF.

CEO Commentary

Jean-Marie Mognetti, Co-Founder, President and Chief Executive Officer of CoinShares, said:

“The first half of 2026 was one of the most difficult digital asset markets in recent years, with bitcoin declining by approximately one-third between January and June. Against that backdrop, CoinShares generated $21.6 million of Segment EBITDA at a 42% margin, with positive Segment EBITDA in both quarters, while recording positive net flows across the Group.

What matters particularly to me is what our clients did. CoinShares Physical, our European growth platform, attracted approximately $156 million of net new assets during the half, even as digital asset markets declined sharply. The fall in our overall AUM was therefore principally a price effect rather than a flow effect, demonstrating the resilience of our core European franchise through a difficult market.

Our reported net loss of $23.9 million reflects a number of items that create a significant difference between our GAAP result and the operating performance reflected in Segment EBITDA, including unrealized movements in treasury digital assets and the XBT Pricing Differential, as well as one-time costs associated with our Nasdaq listing and the settlement of a historic option plan.

Since the end of the half, digital asset markets have begun to recover, increasing our AUM and partially reversing the unrealized loss on our treasury holdings. While we do not manage the business around short-term market movements, the subsequent recovery illustrates the distinction between market-driven movements in our reported results and the underlying performance of the operating platform.

Having repaid our Reyl Intesa loan, we enter the second half with no long-term debt, approximately $453 million of net assets and substantial available capital. This gives us the capacity both to invest behind the continued development of the platform and to return capital where we believe that is the better use of it, including through a share repurchase program for which the Board is seeking shareholder authority at the upcoming EGM.

This is our first half-year report since listing on Nasdaq. We are building CoinShares for the long term: a regulated investment platform combining investment products, market infrastructure and blockchain-native technology, with a simple purpose: to make the frontier investable.”

Revenue and Gains from Operations

Total revenue for H1 2026 was $51.4 million, compared with $80.0 million in H1 2025, a decrease of 35.7%.

Including gains and losses from operations, total revenue and gains from operations were $38.3 million, compared with $102.4 million in H1 2025. This measure includes movements arising from the valuation of digital assets and digital asset ETPs and the corresponding certificate liabilities, including the XBT Pricing Differential.

The XBT Pricing Differential arises because certain certificate liabilities and the digital assets held to hedge substantially the same underlying economic exposure are measured using the observable market prices applicable to the respective instruments. Differences between those pricing references can therefore create unrealized accounting gains or losses even where the Group's underlying economic exposure has not materially changed.

Asset Management

Asset Management revenue was $40.0 million, compared with $59.6 million in H1 2025, a decrease of 32.9%.

The decline was principally attributable to lower average AUM following the decline in digital asset prices during the period. On an average AUM basis, the Group's indicative blended Asset Management fee rate has shown a slight decline since H1 2025. The reduction primarily reflects product mix rather than broad-based fee compression. BLOCK Index, which carries a fee of 32.5 basis points, grew to $1.559 billion, from $1.333 billion as of December 31, 2025 — even as digital asset prices fell broadly. Its growing, lower-fee share of AUM has weighed on the blended rate, while its differentiated performance relative to digital asset prices illustrates the value of a diversified product mix. In February 2026, the Company reduced the management fee on its flagship physically backed bitcoin ETP from 25 to 15 basis points.

Asset Management Segment EBITDA was $27.5 million for H1 2026, compared with $46.3 million in H1 2025.

Despite the overall AUM decrease, the Group's Asset Management business continued to generate positive net flows. CoinShares Physical generated approximately $155.9 million of net inflows during H1, while the Group's legacy CoinShares XBT Provider platform recorded approximately $104.7 million of net outflows.

The contrasting flow profiles reflect the continuing evolution of the Group's European product base as its newer physically backed platform continues to scale.

Capital Markets

Capital Markets revenue was $11.4 million, compared with $20.3 million in H1 2025, a decrease of 43.8%. This comprises staking, lending, and other revenue generated in support of the Group's product platform.

In addition, the segment generated net gains from trading and other Capital Markets activities of $3.4 million (H1 2025: $4.3 million), which are gains from operations rather than revenue under U.S. GAAP. Together, Capital Markets Segment revenue and gains — which excludes the XBT Pricing Differential — were $14.9 million, compared with $26.5 million in H1 2025, a decrease of 43.9%. Capital Markets puts the Group's infrastructure and balance sheet to work across staking, trading, market-making, lending and liquidity provision. Performance across these activities is influenced by different market and capital deployment dynamics.

Capital Markets Segment EBITDA was $7.1 million for H1 2026, compared with $21.3 million in H1 2025.

During H1 2026, lower digital asset prices reduced staking income; management deliberately reduced the amount of capital deployed to lending activities in line with the Group's risk appetite; and trading gains moderated as market liquidity and the availability of attractive risk-adjusted opportunities declined.

The reduction in lending activity represented a deliberate capital allocation decision rather than a constraint on the Group's lending capabilities.

Profitability

Segment EBITDA for H1 2026 was $21.6 million, compared with $59.0 million in H1 2025, representing a Segment EBITDA margin of approximately 42%. Segment EBITDA was positive in both quarters of the first half.

The year-over-year decline principally reflected lower revenue resulting from reduced average AUM and lower Capital Markets activity against an operating cost base that included costs associated with the Company's Nasdaq listing and transition to U.S. public-company reporting requirements.

The Company reported an operating loss of $5.1 million, compared with operating income of $75.9 million in H1 2025, and a net loss of $23.9 million, compared with net income of $77.6 million in H1 2025.

The difference between Segment EBITDA and the reported net result principally reflects items excluded from the segment performance measure, including the XBT Pricing Differential, share-based compensation and costs associated with settlement of a historic option plan, depreciation and amortization, financing items, fair-value movements on investments and a $15.4 million unrealized loss on treasury digital asset holdings.

A reconciliation of Segment EBITDA to the applicable U.S. GAAP measure is provided below.

Assets Under Management (AUM) and Flows

Total AUM was approximately $5.52 billion as of June 30, 2026, compared with approximately $7.40 billion as of December 31, 2025.

The decline was driven by adverse market movements during the period rather than net redemptions. The Group generated approximately $27.6 million of net inflows during H1 2026, partially offsetting the impact of declining digital asset prices.

CoinShares Physical, the Company's physically backed platform launched in 2021, generated approximately $155.9 million of net inflows during the half, representing one of its strongest first-half flow performances since launch.

European crypto ETPs continued to attract net new assets during the period, with CoinShares capturing close to 15% of European net inflows.

The Group publishes a detailed breakdown of AUM and flows by listed security on its investor relations website following each month-end, which can be found at https://investor.coinshares.com/financials#aum. The information on the investor-relations website is not intended to be incorporated into this release or the accompanying Form 6-K.

Post-Period Update

Following the end of the reporting period, digital asset prices recovered from their June 30 levels. As of August 31, 2026, Group AUM had increased to approximately $6.93 billion, compared with $5.52 billion as of June 30, 2026. The recovery also favourably impacted the Group's treasury digital asset holdings, with the year-to-date unrealized loss on those holdings reducing to approximately $3.56 million as of August 31, 2026, compared with $15.4 million as of June 30, 2026.

Balance Sheet and Capital Allocation

As of June 30, 2026, CoinShares had approximately $453 million of net assets and no long-term debt.

During the period, the Group repaid its long-term debt facility with Reyl.

Management does not evaluate the Group's financial resources solely by reference to cash at bank because a significant portion of its capital is deployed in liquid assets and receivables supporting its investment products and Capital Markets activities.

The Group therefore also monitors an Available Capital Position, which was approximately $413.9 million as of June 30, 2026, compared with $481.4 million as of December 31, 2025. The decrease primarily reflected repayment of the Group's long-term borrowings, dividend distributions, settlement of the historic share option plan, the contraction of the cumulative XBT Pricing Differential and losses on treasury digital assets, partially offset by positive Segment EBITDA generated during the period.

The June 30, 2026, Available Capital Position included approximately $116.7 million of liquid assets and approximately $284.6 million of earned and accrued CoinShares XBT management fees. These accrued fees represent management fees already earned within the XBT Provider platform that the Group elects to realize upon investor redemption of the underlying notes.

Although the Group holds certain treasury digital assets that are exposed to market movements, it does not maintain material directional digital asset exposure as part of its core operating strategy.

The Company's balance sheet provides flexibility to invest organically in the continued development of its platform, pursue selective acquisitions where management believes they can create attractive returns, and return capital to shareholders where appropriate.

Consistent with this approach, the Board is seeking authority from shareholders to establish a share repurchase program. Any repurchases will be made at the Board's discretion, subject to market conditions, applicable law and regulatory requirements. The Company is under no obligation to repurchase any specific number of shares.

Strategic Progress

CoinShares continues to develop its investment platform around three priorities: strengthening its core European franchise, expanding its active and blockchain-native investment capabilities, and selectively extending the platform into new markets.

In Europe, the Group continued to expand its regulated product offering and distribution. The Group also expanded its passive product range with staking products providing exposure to Hyperliquid and BNB.

In active investment management, the preparatory steps for the integration of Bastion continued during the period, with clients commencing novation over to CoinShares and the business generating its first revenues for the Group. CoinShares is also developing blockchain-native investment capabilities through initiatives involving Kiln and Railnet.

In July, following the end of the reporting period, CoinShares launched its first Bitcoin Mining UCITS ETF, extending the Group's investment offering further into the digital asset value chain and complementing its U.S.-listed bitcoin mining equity strategy, WGMI.

These initiatives reflect the Group's strategy of building an integrated investment platform rather than a sequence of individual products, spanning passive and active investment strategies and both traditional and blockchain-native infrastructure.

Non-GAAP Financial Measures & Operating Metrics

This press release includes certain non-GAAP financial measures including Revenue and Gains from Operations, and Available Capital Position.

Management believes these measures provide useful supplemental information to investors by enhancing the understanding of the Group's financial performance and position. These measures should not be considered as a substitute for, or superior to, measures prepared in accordance with U.S. GAAP.

Although not a non-GAAP measure, the measure of profitability that the Company’s Chief Operating Decision Maker (“CODM”) uses to assess segment performance and allocate resources is Segment EBITDA. Segment EBITDA excludes share-based compensation, depreciation and amortization, interest income, interest expense, gain/(loss) on treasury digital assets, fair value gain/loss on investments, impairment of equity method investments, and the XBT Pricing Differential. The Group’s Segment EBITDA was reconciled to income before income taxes, and it is presented in the tables below. In evaluating segment results, the CODM is regularly provided with information on the following significant expense categories at the segment level: cost of revenue, salaries and employee benefits, professional fees, marketing expenses, and technology expenses.

Revenue and gains from operations:

	Period Ended June 30,			Percent
(in thousands)	2026	2025	Change	Change
Revenue	$51,438	$79,950	$(28,512)	(35.7)%
Loss on digital assets and digital asset ETPs	(1,877,339)	(179,106)	(1,698,233)	948.2%
Gain on certificate liabilities	1,754,778	86,169	1,668,609	1936.4%
Other operating gains	109,430	115,403	(5,973)	(5.2)%
Total	$38,307	$102,416	$(64,109)	(62.6)%

The significant gross movements in losses on digital assets and gains on certificate liabilities primarily reflect the accounting presentation of assets held to hedge the Group's certificate liabilities and should be considered together when evaluating their economic effect.

Available Capital Position:

	Period Ended June 30,	Year Ended December 31,		Percent
(in thousands)	2026	2025	Change	Change
Cash and cash equivalents	$47,068	$64,243	$(17,175)	(26.7)%
Digital assets - held for operations	2,515,483	3,974,713	(1,459,230)	(36.7)%
Digital assets - held as treasury	26,687	33,354	(6,667)	(20.0)%
Digital asset exchange traded products	640,116	1,145,428	(505,312)	(44.1)%
Digital asset receivables, net	238,969	108,517	130,452	120.2%
Total assets	3,468,323	5,326,255	(1,857,932)	(34.9)%
			-
XBT Certificate Liabilities	(1,358,004)	(2,465,007)	1,107,003	(44.9)%
XBT CS Physical Certificate Liabilities	(1,326)	(1,279)	(47)	-
CS Physical Certificate Liabilities	(1,406,792)	(2,041,154)	634,362	(31.1)%
Digital asset payables	(114,764)	(168,374)	53,610	(31.8)%
Amounts due to brokers	(173,582)	(169,086)	(4,496)	2.7%
Total liabilities	(3,054,468)	(4,844,900)	1,790,432	(37.0)%
Net	413,855	481,355	(67,500)	(14.0)%
of which: accrued fee	284,594	280,020	4,574	1.6%

Within the Group's Available Capital Position is the cumulative unrealized impact of the XBT Pricing Differential, which amounted to $10.2 million as of June 30, 2026, compared with $26.9 million as of December 31, 2025.

XBT accrued fees represent earned but unrealized management fees within the CoinShares XBT Provider platform. While held in digital assets, these balances are economically linked to fiat-denominated fee accruals and are not exposed to digital asset price volatility. The Group elects to realize these balances upon investor redemption of the underlying notes rather than as they are earned and therefore includes them within Available Capital.

Segment EBITDA:

Segment EBITDA is the measure used by the Company's Chief Operating Decision Maker to assess segment performance and allocate resources. It comprises revenue and gains attributable to the Group's operating segments less directly attributable and administrative operating costs and excludes certain items including share-based compensation, depreciation and amortization, interest income and expense, gains or losses on treasury digital assets, fair-value gains or losses on investments, impairment of equity-method investments and the XBT Pricing Differential.

Management believes Segment EBITDA provides useful supplemental information regarding the operating performance of the Group's business segments. Segment EBITDA should be considered together with, and not as a substitute for or superior to, the Company's financial results prepared in accordance with U.S. GAAP.

A reconciliation of Segment EBITDA to the applicable U.S. GAAP measure is included in the Company's MD&A for the six months ended June 30, 2026.

H1 2026 Operating Segments

	Asset Management	Capital Markets	Unallocated(1)	Total
Revenue	$40,002	$11,436	$—	$51,438

Gains/(losses) from operations
(Loss)/gain on digital assets and digital asset ETPs	(1,864,208)	(15,751)	2,620	(1,877,339)
Gain/(loss) on certificate liabilities	1,754,778	18,690	(18,690)	1,754,778
Other operating gains/(losses)	109,430	486	(486)	109,430
Total gains/(losses) from operations	—	3,425	(16,556)	(13,131)

Total revenues, gains/(losses) from operations (2)	$40,002	$14,861	$(16,556)	$38,307

Operating expenses (3)
Cost of revenue (excluding depreciation and amortization)	(5,043)	(2,663)	—	(7,706)
Salaries and employee benefits	(3,599)	(2,459)	(1,879)	(7,937)
Professional fees	(943)	(872)	(5,790)	(7,605)
Marketing expenses	(1,413)	—	(1,922)	(3,335)
Technology expense	(419)	(574)	(1,552)	(2,545)
Allowance for credit losses	—	231	—	231
Other general and administrative expenses	(1,068)	(1,389)	(1,871)	(4,328)
XBT/ETP Pricing differential (4)	—	—	16,556	16,556
Segment EBITDA	$27,517	$7,135	$(13,014)	$21,638

Share based compensation	—	—	(6,089)	(6,089)
Depreciation and amortization	(1,259)	(452)	(453)	(2,164)
Interest income	293	293	292	878
Interest expense	(1,696)	(1,696)	(1,697)	(5,089)
Loss on treasury digital assets	—	—	(15,398)	(15,398)
Fair value loss on investments	—	—	1,099	1,099
Exceptional expenses(5)	(758)	(564)	(619)	(1,941)
XBT/ETP Pricing differential(4)	—	—	(16,556)	(16,556)
Income/(loss) before income taxes	$24,097	$4,716	$(52,435)	$(23,622)

(1)	Unallocated represents other business activities and unallocated corporate expenses managed at the Group level. Accordingly, these expenses are not allocated to the Group’s segments.
(2)	The revenue segment measure that is provided to the CODM is the total of revenue and gains/(losses) from operations.
(3)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(4)	Represents the impact of valuation differences between certain financial instruments and their underlying digital asset exposures. XBT certificates and certain third-party ETPs are measured using observable market prices, which may trade at a discount or premium to the value of the underlying digital assets held for hedging. These differences result in unrealized gains or losses that are driven by market spreads.
(5)	Segment EBITDA excludes one-off transactions and other non-recurring items that are not considered indicative of the Group's ongoing operating performance.

H1 2025 Operating Segments

	Asset Management	Capital Markets	Unallocated(1)	Total
Revenue	$59,613	$22,149	$(1,812)	$79,950

Gains/(losses) from operations
(Loss)/gain on digital assets and digital asset ETPs	(201,572)	21,771	695	(179,106)
Gain on certificate liabilities	86,169	(19,063)	19,063	86,169
Other operating gains	115,403	1,636	(1,636)	115,403
Total gains from operations	—	4,344	18,122	22,466

Total revenues, gains/(losses) from operations (2)	$59,613	$26,493	$16,310	$102,416

Operating expenses (3)
Cost of revenue (excluding depreciation and amortization)	(7,123)	(1,664)	—	(8,787)
Salaries and employee benefits	(2,775)	(2,206)	(2,476)	(7,457)
Professional fees	(842)	(610)	(1,239)	(2,691)
Marketing expenses	(1,044)	(10)	(1,171)	(2,225)
Technology expense	(507)	(470)	(1,080)	(2,057)
Allowance for credit losses	—	270	—	270
Other general and administrative expenses	(999)	(542)	(782)	(2,323)
XBT/ETP Pricing differential (4)	—	—	(18,122)	(18,122)
Segment EBITDA	$46,323	$21,261	$(8,560)	$59,024

Share based compensation	—	—	171	171
Depreciation and amortization	(1,025)	(192)	(192)	(1,409)
Interest income	159	159	158	476
Interest expense	(992)	(992)	(992)	(2,976)
Gain on treasury digital assets	—	—	5,538	5,538
Fair value gain on investments	—	—	(689)	(689)
XBT/ETP Pricing differential (4)	—	—	18,122	18,122
Income/(loss) before income taxes	$44,465	$20,236	$13,556	$78,257

(1)	Unallocated represents other business activities below the quantitative thresholds when determining the entity’s reportable segments and unallocated corporate expenses managed at the Group level. Accordingly, these expenses are not allocated to the Group’s segments.

(2)	The revenue segment measure that is provided to the CODM is the total of revenue and gains/(losses) from operations.

(3)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.

(4)	Represents the impact of valuation differences between certain financial instruments and their underlying digital asset exposures. XBT certificates and certain third-party ETPs are measured using observable market prices, which may trade at a discount or premium to the value of the underlying digital assets held for hedging as outlined further in Note 6. These differences result in unrealized gains or losses that are driven by market spreads.

Earnings Conference Call

Jean-Marie Mognetti, Co-Founder, President and Chief Executive Officer, and Richard Nash, Interim Chief Financial Officer, will host a live conference call to discuss the results at 1:30 p.m. BST / 8:30 a.m. ET on Monday, September 14, 2026. The presentation will be followed by a live question and answer session.

Investors and analysts can register for the call at https://coinshares.wavecast.io/quarterly-earnings/h1-2026-earnings-call. Questions may be submitted in advance of, or during, the call via the earnings portal.

A replay and transcript will be made available on the Investor Relations website following the call and will remain available for six months.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding the Company's business strategy, its capital allocation plans (including the proposed share repurchase program), the anticipated benefits of recent and prospective acquisitions and partnerships (including Bastion, Kiln and Railnet), the development of its active alternative strategies and on-chain asset management initiatives, the build-out of its European franchise, and the plans and objectives of management for future operations; and other statements identified by words such as “believes,” “may,” and “will”. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. Additional risk factors are described in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and other filings and submissions with the U.S. Securities and Exchange Commission. CoinShares does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release, except as required by law.

About CoinShares

CoinShares is a leading global asset manager specialising in digital assets that delivers a broad range of financial services across investment management, trading and securities to a wide array of clients that includes corporations, financial institutions and individuals. Focusing on crypto since 2013, the firm is headquartered in Jersey, with offices in France, Sweden, Switzerland, the UK and the US. CoinShares is regulated in Jersey by the Jersey Financial Services Commission, in France by the Autorité des marchés financiers, and in the US by the Securities and Exchange Commission, National Futures Association and Financial Industry Regulatory Authority. CoinShares is publicly listed on the Nasdaq under the ticker CSHR.

For more information about CoinShares:

CoinShares Investor Portal: https://investor.coinshares.com

Investor Relations: corporateir@coinshares.com